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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        --------------------------------

                               AMENDMENT NO. 1 to

                                    FORM T-3

                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

                        --------------------------------

                       GLOBAL CROSSING NORTH AMERICA, INC.
                               (Name of Applicant)

                           1080 Pittsford-Victor Road
                               Pittsford, NY 14534
                    (Address of Principal Executive Offices)

          Securities to be Issued Under the Indenture to be Qualified:

                    Title of Class                                             Amount
                    --------------                                             ------
      11% Senior Secured Notes Due 2006                         Aggregate principal amount of $200,000,000

                        --------------------------------

         Approximate date of proposed public offering: On, or as soon as practicable after, the effective date of the debtors' joint plan of reorganization.

                        --------------------------------


                                 Mitchell Sussis
                                 Vice President
                       Global Crossing North America, Inc.
                                 7 Giralda Farms
                                Madison, NJ 07940
                     (Name and Address of Agent for Service)

                                 With copies to:

        Peter M. Labonski, Esq.                       Jeremy W. Dickens, Esq.
           Latham & Watkins                         Weil, Gotshal & Manges LLP
           885 Third Avenue                              767 Fifth Avenue
       New York, New York 10022                         New York, NY 10153

         The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it shall supersede this Application for Qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

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                                    FORM T-3

                                     GENERAL

ITEM 1.  GENERAL INFORMATION.

     (a) The Applicant is a corporation.

     (b) The Applicant was organized under the laws of the State of New York.

ITEM 2.  SECURITIES ACT EXEMPTION APPLICABLE.

     The Applicant intends to offer, under the terms and subject to the conditions set forth in a Disclosure Statement (the "Disclosure Statement") and an accompanying Plan of Reorganization of Debtors Under Chapter 11 of the Bankruptcy Code (the "Plan"), each filed as an exhibit hereto, Senior Secured Notes due 2006 (the "New Senior Notes") in an aggregate principal amount equal to $200,000,000. The New Senior Notes will be issued pursuant to the indenture to be qualified under this Form T-3 (the "Indenture").

     The New Senior Notes are being offered by the Applicant in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by section 1145 of title 11 of the United States Code, as amended (the "Bankruptcy Code"). Generally, section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and "blue sky" laws if the following requirements are satisfied: (i) the securities are issued by the debtor (or its successor) under a plan of reorganization; (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (iii) the securities are issued entirely in exchange for the recipient's claim against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. The Applicant believes that the offer and exchange of the New Senior Notes under the Plan will satisfy such requirements of section 1145(a)(1) of the Bankruptcy Code and, therefore, such offer and exchange are exempt from the registration requirements referred to above. For a more complete description of the New Senior Notes, reference is made to the Indenture.

                                  AFFILIATIONS

ITEM 3.  AFFILIATES.

     An organizational chart of the Applicant, its corporate parents, and the subsidiaries of its immediate corporate parent, is attached hereto as Exhibit T3G-1 and is incorporated herein in its entirety by reference. Each subsidiary shown in Exhibit T3G-1 is owned by its parent, unless otherwise noted. Exhibit T3G-1 omits 115 foreign affiliates of the Applicant (none of which is a direct or indirect subsidiary of the Applicant) whose disclosure would be detrimental to the Applicant.

     Certain directors and executive officers of the Applicant may be deemed to be "affiliates" of the Applicant by virtue of their positions with the Applicant. See Item 4, "Directors and Executive Officers."

                             MANAGEMENT AND CONTROL

ITEM 4.  DIRECTORS AND EXECUTIVE OFFICERS.

The following table sets forth the names of and all offices held by all current directors and executive officers of the Applicant. The address for each director and officer listed below is c/o Global Crossing North America, Inc., 7 Giralda Farms, Madison, NJ 07940.

                                       2

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     Carl Grivner ..................... Director
     Mitchell C. Sussis ............... Director
     David R. Carey ................... Vice President
     Carl Grivner ..................... President
     Neil Panzer ...................... Treasurer
     David Sheffey .................... Assistant Secretary
     Michael Shortley ................. Vice President
     Mitchell C. Sussis ............... Vice President
     Daniel James Wagner .............. Vice President

ITEM 5.  PRINCIPAL OWNERS OF VOTING SECURITIES.

     As of the date hereof, 100% of the Applicant's common stock is owned by Global Crossing North American Holdings, Inc., a Delaware corporation. There are no other voting securities of the Applicant.

     The Plan does not contemplate any changes to the holders of the voting stock of the Applicant.

                                  UNDERWRITERS

ITEM 6.  UNDERWRITERS.

     Within the three years prior to the date of the filing of this application, no person acted as an underwriter of any securities of the Applicant which were outstanding on the date of this Application.

     No person is acting as principal underwriter of the securities proposed to be offered pursuant to the Indenture.

                               CAPITAL SECURITIES

ITEM 7.  CAPITALIZATION.

     (a) The following table sets forth certain information with respect to each authorized class of securities of the Applicant as of December 31, 2001.

           ----------------------------------------------------------------------------------------------------
              Title of Class                           Amount Authorized          Amount Outstanding
           ----------------------------------------------------------------------------------------------------
           Common stock, par value $1.00 per share      1000 shares                1000 shares
           ----------------------------------------------------------------------------------------------------
           7 1/4% Senior Notes due 2004                 $300 million               $300 million
           ----------------------------------------------------------------------------------------------------
           9.3% Medium Term Notes due 2004              $20 million                $20 million
           ----------------------------------------------------------------------------------------------------
           6% Dealer Remarketed Securities due 2013     $200 million               $200 million
           ----------------------------------------------------------------------------------------------------
           9% Medium Term Notes due 2021                $100 million               $100 million
           ----------------------------------------------------------------------------------------------------

     (b) Each share of the Applicant's common stock entitles the holder thereof to one vote on each matter submitted to a vote at all meetings of the Applicant's common shareholders.

                                       3

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                              INDENTURE SECURITIES

ITEM 8.  ANALYSIS OF INDENTURE PROVISIONS.

     The following is a general description of certain provisions of the Indenture to be qualified. The description is qualified in its entirety by reference to the form of Indenture filed as an exhibit hereto. Capitalized terms used below and not defined herein have the same meanings as in the Indenture.

     Events of Default; Withholding of Notice.

     Each of the following are Events of Default under the Indenture:

          (a) default for 30 or more days in the payment when due of interest on the New Senior Notes;

          (b) default in the payment when due (at Stated Maturity, upon redemption, upon required repurchase, upon declaration or otherwise) of the principal of the New Senior Notes;

          (c) failure by the Applicant or any of its Restricted Subsidiaries to comply with Indenture provisions with respect to mandatory redemption of the New Senior Notes, change of control and consolidation, merger and sale of property;

          (d) failure by the Applicant or any of its Restricted Subsidiaries to comply with certain other provisions of the Indenture for 20 or more days after notice specifying such failure shall have been given to the Applicant by the Trustee or the Holders of at least 25% or more in aggregate principal amount of the New Senior Notes then outstanding;

          (e) failure by the Applicant or any of its Restricted Subsidiaries for 45 or more days after notice from the Trustee, or Holders of 25% or more of the aggregate principal amount of the New Senior Notes, to comply with any of its other agreements in the Indenture or any of the Security Documents;

          (f) default in the payment when due (whether at stated maturity, by acceleration or otherwise) of any sums under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Applicant or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Applicant or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the date of the Indenture, to the extent that the aggregate amount of Indebtedness in respect of which such default occurs is $2,500,000 or more;

          (g) failure by the Applicant or any of its Restricted Subsidiaries to pay final judgments not subject to appeal aggregating in excess of $2,500,000 or more (net of applicable insurance coverage which is acknowledged in writing by the insurer), which judgments are not paid, discharged or stayed for a period of 30 or more days;

          (h) except as provided by the Indenture, any Note Guarantee shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any Guarantor, shall deny or disaffirm its obligations under its Note Guarantee;

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          (i) the Applicant or any of its Restricted Subsidiaries pursuant to or within the meaning of any Bankruptcy Law (i) commences a voluntary case,
     (ii) consents to the entry of an order for relief against it in an involuntary case, (iii) consents to the appointment of a custodian of it or for all or substantially all of its Property, (iv) makes a general assignment for the benefit of its creditors, or (v) generally is not paying its debts as they become due;

          (j) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (i) is for relief against the Applicant or any of its Restricted Subsidiaries, (ii) appoints a custodian of the Applicant or any of its Restricted Subsidiaries or for all or substantially all of the Property of the Applicant or any of its Restricted Subsidiaries, or (iii) orders the liquidation of the Applicant or any of its Restricted Subsidiaries; and the order or decree remains unstayed and in effect for 30 or more consecutive days; or

          (k) any of the following shall occur and continue for a period of 15 consecutive days: (i) the Liens created by the Security Documents shall at any time, with respect to any material portion of the Property of the Credit Parties taken as a whole, not constitute valid and perfected Liens on the Collateral intended to be covered thereby (to the extent perfection by filing, registration, recordation or possession is required herein or therein) in favor of the Trustee for the benefit of the Holders under the Indenture, free and clear of all other Liens (other than Liens permitted by the Indenture); (ii) except for expiration in accordance with its terms, any of the Security Documents shall for whatever reason be terminated, or shall cease to be in full force and effect, with respect to any material portion of the Property of the Credit Parties taken as a whole; or (iii) any Liens created thereunder shall, with respect to any material portion of the Property intended to be subject thereto, be declared invalid or unenforceable or any Credit Party shall assert, in any pleading in any court of competent jurisdiction, that any such Lien is invalid or unenforceable.

     The Trustee may withhold from holders of the New Senior Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines in good faith that withholding notice is in their interest.

     Authentication and Delivery of New Senior Notes; Application of Proceeds.

     Two Officers will execute the New Senior Notes for the Applicant by facsimile or manual signature in the name and on behalf of the Applicant. The seal of the Applicant, if any, will be reproduced on the New Senior Notes. If an Officer whose signature is on a New Senior Note no longer holds that office at the time the Trustee or authenticating agent authenticates the New Senior Note, the New Senior Note will be valid nevertheless. A New Senior Note will not be valid until the Trustee or any duly appointed authenticating agent manually signs the certificate of authentication on the New Senior Note. The signature will be conclusive evidence that the New Senior Note has been authenticated under the Indenture.

     There will be no proceeds (and therefore no application of proceeds) from the issuance of the New Senior Notes because the New Senior Notes will be issued as part of an exchange for currently outstanding indebtedness, as provided in the Plan.

     Release or Release and Substitution of Property.

     On the Issue Date, the Applicant, the other Credit Parties and the Trustee will enter into the Security Agreement, and such other security agreements, pledge agreements, assignments, mortgages or other similar instruments or documents as will be necessary to create, perfect and make enforceable Liens upon the Property subject to the Lien of the Security Agreement as provided in the Security Agreement (but subject to the Indenture), in order that the Trustee will enjoy, for the benefit of the Trustee and the Holders, a Lien on all of the Property of the Credit Parties described in the definition of "Collateral" in the Indenture, existing on the date thereof arising thereafter, and wherever located. Concurrently with the execution and delivery of the agreements, assignments, mortgages and other instruments or documents referred to in the preceding sentence, the Credit Parties will furnish to the Trustee certain opinions of counsel and other documents and instruments set forth in the Indenture.

                                       5

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     So long as no Default or Event of Default has occurred and is continuing,
(i) upon an asset sale or dispositions permitted by the Indenture and the Security Documents, Collateral which was the subject of such a sale or other disposition will be released from the Lien created by the Indenture and the Security Documents in accordance with the provisions of the Indenture, the Security Documents and the Trust Indenture Act, and (ii) in the event the Applicant or any of its Restricted Subsidiaries at any time enters into a Qualified Receivables Transaction, any Receivables subject to such Qualified Receivables Transaction (and any Lien upon any Equity Interests in any related Receivables Entity) will be released from the Lien created by the Indenture and the Security Documents in accordance with the provisions of the Indenture, the Security Documents and the Trust Indenture Act.

     Satisfaction and Discharge of the Indenture.

     The Credit Parties may terminate their obligations under the Indenture, the New Senior Notes and the Security Documents if (A) all New Senior Notes previously authenticated and delivered (other than destroyed, lost or stolen New Senior Notes that have been replaced or New Senior Notes for whose payment money or securities have theretofore been held in trust and thereafter repaid to the Applicant) have been delivered to the Trustee for cancellation and the Credit Parties have irrevocably paid all amounts payable by it under the Indenture, and
(B) the Applicant has delivered to the Trustee an Officer's Certificate and an Opinion of Counsel, at the cost and expense of the Applicant, in each case stating that all conditions precedent provided for herein relating to the satisfaction and discharge of the Indenture have been complied with.

     Statement as to Compliance.

     The Applicant, on behalf of itself and each Guarantor, will deliver to the Trustee (to the extent that such Guarantor is so required under the TIA), within 90 days after the end of each fiscal year ending after the date of the Indenture, an Officers' Certificate stating that a review of the activities of the Applicant and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Credit Parties have kept, observed, performed and fulfilled their obligations under the Indenture and the Security Documents, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Credit Parties have kept, observed, performed and fulfilled each and every covenant contained in the Indenture and the Security Documents and are not in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and the Security Documents (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Credit Parties are taking or propose to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the New Senior Notes are prohibited or if such event has occurred, a description of the event and what action the Credit Parties are taking or propose to take with respect thereto.

     So long as not contrary to the then current recommendations of the American Institute of Certified Public Accountants, the year-end financial statements delivered pursuant to the Indenture will be accompanied by a written statement of the Applicant's independent public accountants (who will be a firm of established national reputation in the United States) that in making the examination necessary for certification of such financial statements, nothing has come to their attention that would lead them to believe that the Applicant has violated certain provisions of the Indenture or, if any such violation has occurred, specifying the nature and period of existence thereof, it being understood that such accountants will not be liable directly or indirectly to any Person for any failure to obtain knowledge of any such violation.

     In the event that any Credit Party becomes aware of any events which would constitute a Default or Event of Default, the Applicant within five Business Days after it becomes aware thereof, will give to the Trustee written notice of such events, their status and the nature of any actions taken or proposed to be taken by the Applicant in respect of such events.

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ITEM 9.  OTHER OBLIGORS.

     The Applicant's obligations with respect to the New Senior Notes will be guaranteed by the Guarantors (as defined in the Indenture).

Contents of Application for Qualification. This Application for Qualification comprises--

     (a) Pages numbered 1 to 9, consecutively (including an attached Exhibit Index).

     (b) The statement of eligibility and qualification of the trustee under the indenture to be qualified.

     (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the trustee:

          Exhibit T3A*         Certificate of Incorporation of Applicant.

          Exhibit T3B*         Bylaws of Applicant.

          Exhibit T3C**        Form of Indenture among Applicant, the
                               Guarantors and the Trustee.

          Exhibit T3D          Not Applicable.

          Exhibit T3E*         Debtors' Disclosure Statement and
                               accompanying Joint Plan of Reorganization of Debtors under Chapter 11 of the Bankruptcy
                               Code. Incorporated by reference to Exhibit
                               2.1 to a Current Report on Form 8-K filed by Global Crossing Ltd. on October 28, 2002.

          Exhibit T3F**        Cross reference sheet showing the
                               location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust
                               Indenture Act of 1939 (included as part of Exhibit T3C).

          Exhibit T3G-1*       Organizational chart of Applicant and its
                               affiliates

          Exhibit T3G-2*       Statement of eligibility and qualification of
                               the Trustee on Form T-1.

          *  Previously filed

          ** Filed herewith

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                  SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Global Crossing North America, Inc., has duly caused this Application for Qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Madison, State of New Jersey, on the 21/st/ day of November, 2002.

                                       GLOBAL CROSSING NORTH AMERICA, INC.

                                       By:  /s/ Mitchell Sussis
                                          -------------------------------------
                                       Name: Mitchell Sussis
                                       Title:   Vice President

Attest: /s/ Arlene Bell
       -------------------------------
Name:    Arlene Bell
Title:   Corporate Governance Coordinator

                                  Exhibit Index

          Exhibit T3A*         Certificate of Incorporation of Applicant.

          Exhibit T3B*         Bylaws of Applicant.

          Exhibit T3C**        Form of Indenture among Applicant, the
                               Guarantors and the Trustee.

          Exhibit T3D          Not Applicable.

          Exhibit T3E*         Debtors' Disclosure Statement and
                               accompanying Joint Plan of Reorganization of Debtors under Chapter 11 of the Bankruptcy
                               Code. Incorporated by reference to Exhibit
                               2.1 to a Current Report on Form 8-K filed by Global Crossing Ltd. on October 28, 2002.

          Exhibit T3F**        Cross reference sheet showing the
                               location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust
                               Indenture Act of 1939 (included as part of Exhibit T3C).

          Exhibit T3G-1*       Organizational chart of Applicant and its
                               affiliates

          Exhibit T3G-2*       Statement of eligibility and qualification of
                               the Trustee on Form T-1.

          *  Previously filed

          ** Filed herewith

                                       9